Exhibit 99.3

PRESS RELEASE

Affimed Reports Third Quarter 2021 Financial Results and

Highlights Operational Progress

•	AFM13 monotherapy: Enrollment is on track and expected to be completed in the first half of 2022.

•	AFM13 combination with NK cells: Updated data to be presented at company-sponsored event in mid-December 2021.

•	AFM24 monotherapy: Identified recommended Phase 2 dose (480 mg weekly); expansion cohorts to open during the fourth quarter of 2021.

•	AFM24 combination with anti PD-L1 checkpoint inhibitor: Clinical trial of AFM24 with atezolizumab (Tecentriq®) on track to start in fourth quarter of 2021.

•	AFM24 combination with NK cells: Initiated recruitment for the clinical trial of AFM24 in combination with NKGen Biotech’s SNK01 NK cell therapy.

•

AFM28: AFM28 targets CD123, which is universally expressed on blasts and leukemic stem cells (LSCs) in AML. Initial preclinical data to be presented at American Society of Hematology conference in December 2021.

•	Cash and cash equivalents as of September 30, 2021, were approximately €198.7 million with anticipated cash runway into the second half of 2023.

•	Conference call and webcast scheduled for November 10, 2021, at 8:30 a.m. EST.

Heidelberg, Germany, November 10, 2021 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the quarter ended September 30, 2021, and provided an update on clinical and corporate progress.

“In the past months, we have significantly expanded our efforts to ensure the development of our leading candidates, AFM13 and AFM24, which we believe will result in multiple catalysts over the next several quarters,” said Adi Hoess, CEO of Affimed. “We are excited about AFM28, a ROCK® platform-based ICE®, which we believe will be a novel and promising approach for difficult-to-treat AML patients. We know NK cells have shown some activity in AML and, coupled with what we are seeing in the AFM13 study in combination with NK cells we are hopeful that this highly differentiated product candidate will offer a new treatment option to those patients currently left behind,” he concluded.

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

•

Affimed is continuing to recruit patients in the REDIRECT study (AFM13-202) after reporting positive results from the preplanned interim futility analysis in March 2021; based on this successful interim analysis, the high- and low-CD30 expressing cohorts of this trial have been combined into one. Affimed expects to complete enrollment in the study in the first half of 2022.

REDIRECT is a phase 2, registration-directed study of AFM13 monotherapy in patients with relapsed or refractory CD30-positive peripheral T-cell lymphoma (PTCL).

•

Affimed reported that there were no dose-limiting toxicities observed in the dose escalation part of the investigator sponsored study (IST) at The University of Texas MD Anderson Cancer Center. The study, which is investigating the treatment of CD30-positive lymphoma patients with AFM13 precomplexed cord blood-derived natural killer (NK) cells (AFM13-104), continues to enroll patients at the highest dose level. As of October 31, 2021, 18 patients had been treated in the study, including 12 patients at the highest NK cell dose. An amendment to the protocol for the study has been submitted to allow for the enrollment of up to 40 patients at the highest dose level to generate additional data on safety and efficacy. The expansion would include patients with Hodgkin Lymphoma and non-Hodgkin Lymphoma.

As presented at AACR in April 2021, the first four patients showed a 100% objective response rate with two out of four patients (50%) achieving a complete response. Affimed expects to present additional data from the study at a company-sponsored event in December 2021.

AFM24 (EGFR/CD16A)

•

For AFM24, an EGFR/CD16A targeted innate cell engager (ICE®) for patients with EGFR-expressing solid tumors, Affimed is executing a strategy intended to deliver the highest probability of success. As such, the objective is to treat patients with EGFR-expressing tumors with AFM24 as monotherapy (AFM24-101) in 3 indications, with AFM24 in combination with an anti-PD-L1 antibody (AFM24-102) in at least 3 indications and with AFM24 in combination with autologous NK cells in 3 indications (AFM24-103).

•

In AFM24-101, the monotherapy phase 1/2a clinical trial, a weekly dose of 480 mg has been identified as the recommended phase 2 dose based on a comprehensive review of safety, pharmacokinetic and pharmacodynamic data, including exposure and NK cell CD16A receptor occupancy. Of note, four out of six patients dosed in the 480 mg cohort remain on therapy based on investigator assessment of clinical benefit; two of these patients have demonstrated stable disease beyond three months and continue on treatment. Affimed expects to start the dose expansion phase of the trial at the recommended phase 2 dose in the fourth quarter of 2021. The trial will include the following indications:

•	Renal cell carcinoma (clear cell), failing standard of care (SoC) including TKIs and PD1 targeted therapy

•	Non-small cell lung cancer (EGFR-mutant), failing SoC TKIs and PD1 naïve; and,

•	Colorectal cancer, failing chemotherapy plus EGFR-targeted antibodies

In parallel, Affimed will continue to evaluate higher doses of AFM24 to generate additional safety data, and enrollment has begun in a cohort to evaluate a weekly dose of 720 mg.

•

AFM24-102, the phase 1/2a combination study of AFM24 with the PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in EGFR-expressing solid tumors, is on track to start in the fourth quarter of 2021. The combination trial will include the following indications:

•	Non-small cell lung cancer (EGFR-wildtype), failing chemotherapy and PD1 targeted therapy

•	Gastric/gastroesophageal junction (GEJ) cancer failing chemotherapy and/or PD1 targeted therapy; and,

•	A basket of EGFR-expressing tumors comprising pancreatic, hepatocellular and biliary tract cancer failing standard of care therapy for the respective disease

•

AFM24-103, the phase 1/2a combination study of AFM24 with NKGen Biotech’s autologous NK cell therapy, SNK01, a first-in-human proof of concept trial in EGFR-expressing solid tumors, is now open to recruit patients. As previously announced, the combination trial will include the following indications:

•	Non-small cell lung cancer (EGFR-wildtype), failing chemotherapy and PD1 targeted therapy

•	Squamous cell carcinoma of the head and neck, failing chemotherapy and PD1 targeted therapy; and,

•	Colorectal cancer including those with mutations, failing standard of care therapy

Preclinical Program

AFM28 (CD123/CD16A)

•

Preclinical candidate AFM28, developed on the company’s proprietary ROCK® platform, is a bispecific, tetravalent ICE® that targets CD16A on NK cells and macrophages, as well as CD123 on leukemic cells and leukemic stem cells that are prevalent in AML. The high affinity to CD16 and CD123 initiates antibody-dependent cell-mediated cytotoxicity (ADCC) against CD123+ tumor cells.

Preclinical data demonstrates that AFM28 induces tumor cell lysis more potently than conventional anti-CD123 antibodies, even at low CD123 expression. Further, AFM28 shows a 100-fold more potent NK cell activation in an ex vivo analysis, compared to Fc-enhanced IgG1 antibodies. In a preclinical toxicology study in cynomolgus monkey, AFM28 was safe and well-tolerated and exhibited the expected pharmacodynamic activity suggesting a good safety profile and the potential to eliminate CD123+ cells in vivo. Clinical investigation of AFM28 is planned to start in second half of 2022.

Third Quarter 2021 Financial Highlights

(Figures for the quarters ended September 30, 2021, and 2020 are unaudited.)

As of September 30, 2021, cash and cash equivalents totaled €198.7 million compared to €146.9 million on December 31, 2020. Based on its current operating plan and assumptions, Affimed anticipates that its cash and cash equivalents will support operations into the second half of 2023.

Net cash used in operating activities for the quarter ended September 30, 2021 was €25.6 million compared to €3.6 million for the quarter ended September 30, 2020.

Total revenue for the quarter ended September 30, 2021, was €8.7 million compared with €10.5 million for the quarter ended September 30, 2020. Revenue predominately relates to the Genentech and Roivant collaborations.

Research and development expenses for the quarter ended September 30, 2021 amounted to €20.6 million compared to €10.1 million for the quarter ended September 30, 2020. The increase is largely due to increased costs for AFM24, including costs associated with the ongoing phase 1/2a clinical trial and manufacturing costs for clinical trial material required for the ongoing study and planned future studies, as well as an increase in costs associated with early-stage development/discovery activities. In addition, there was an increase associated with research and development that is non-project specific, including share-based payment expense, intellectual property-related expenses and facility costs.

General and administrative expenses were €6.8 million in the quarter ended September 30, 2021, compared to €3.5 million in the quarter ended September 30, 2020. The increase relates largely to higher personnel expenses due to an increase in headcount, higher premiums for our Directors and Officers liability insurance, increase in share-based payment expense and higher legal and consulting expenses.

Net finance income for the quarter ended September 30, 2021 was €1.5 million compared to net finance loss of €3.1 million in the quarter ended September 30, 2020. Net finance income/loss is largely due to foreign exchange gains/losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the quarter.

Net loss for the quarter ended September 30, 2021 was €17.1 million, or loss of €0.14 per common share, compared with a net loss of €6.0 million, or €0.07 loss per common share, for the quarter ended September 30, 2020.

The weighted number of common shares outstanding for the quarter ended September 30, 2021 was 119.8 million.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of September 30, 2021, of Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, November 10, 2021, at 8:30 a.m. EST to discuss third quarter 2021 financial results and recent corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (409) 220-9054 for U.S. callers, or +44 (0) 8000 323836 for international callers, and reference passcode 6166004 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited interim consolidated statements of comprehensive income / (loss) (in € thousand)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Revenue	8,662	10,545	30,028	18,614
Other income/(expenses)—net	231	102	710	130
Research and development expenses	(20,621)	(10,101)	(53,826)	(33,247)
General and administrative expenses	(6,841)	(3,455)	(16,766)	(9,586)

Operating income / (loss)	(18,569)	(2,909)	(39,854)	(24,089)
Finance income / (costs)—net	1,474	(3,057)	5,421	(2,404)

Loss before tax	(17,095)	(5,966)	(34,433)	(26,493)
Income taxes	—	—	(2)	—

Loss for the period	(17,095)	(5,966)	(34,435)	(26,493)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI—net change in fair value	(3,489)	(139)	(8,838)	(129)

Other comprehensive income / (loss)	(3,489)	(139)	(8,838)	(129)

Total comprehensive loss	(20,584)	(6,105)	(43,273)	(26,622)

Loss per share in € per share	(0.14)	(0.07)	(0.29)	(0.33)
(undiluted = diluted)
Weighted number of common shares outstanding	119,786,695	86,030,878	118,545,453	80,490,155

Affimed N.V.

Interim consolidated statements of financial position (in € thousand)

	September 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Non-current assets
Intangible assets	1,634	1,718
Leasehold improvements and equipment	3,332	2,226
Long term financial assets	11,204	20,042
Right-of-use assets	894	940

	17,064	24,926
Current assets
Cash and cash equivalents	198,742	146,854
Trade and other receivables	3,759	2,439
Inventories	692	246
Other assets	78	1,260

	203,271	150,799
TOTAL ASSETS	220,335	175,725
EQUITY AND LIABILITIES
Equity
Issued capital	1,198	983
Capital reserves	450,086	345,164
Fair value reserves	(7,118)	1,720
Accumulated deficit	(310,309)	(275,874)

Total equity	133,857	71,993
Non-current liabilities
Borrowings	10,073	231
Contract liabilities	9,800	35,992
Lease liabilities	314	482

Total non-current liabilities	20,187	36,705
Current liabilities
Trade and other payables	13,716	11,394
Borrowings	94	92
Lease liabilities	666	492
Contract liabilities	51,815	55,049

Total current liabilities	66,291	67,027
TOTAL EQUITY AND LIABILITIES	220,335	175,725

Affimed N.V.

Unaudited interim consolidated statements of cash flows (in € thousand)

	For the nine months ended September 30,
	2021	2020
Cash flow from operating activities
Loss for the period	(34,435)	(26,493)
Adjustments for the period:
- Income taxes	2	—
- Depreciation and amortisation	935	821
- Net gain / loss from disposal of leasehold improvements and equipment	(2)	—
- Share based payments	8,117	2,348
- Finance income / costs – net	(5,421)	2,404

	(30,804)	(20,920)
Change in trade and other receivables	(1,320)	(1,174)
Change in inventories	(446)	(114)
Change in other assets	1,064	(1,087)
Change in trade, other payables, provisions and contract liabilities	(26,802)	(12,053)

Cash used in operating activities	(58,308)	(35,348)
Interest received	—	299
Paid interest	(647)	(81)
Paid income tax	(2)	—

Net cash used in operating activities	(58,957)	(35,130)
Cash flow from investing activities
Purchase of intangible assets	(5)	(8)
Purchase of leasehold improvements and equipment	(1,527)	(352)
Cash paid for investments in financial assets	—	(8,101)
Cash received from maturity of financial assets	—	9,088

Net cash used for investing activities	(1,532)	627
Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share based payment awards	103,379	33,846
Transaction costs related to issue of common shares	(6,548)	(1,134)
Proceeds from borrowings	10,000	—
Transaction costs related to borrowings	(236)	—
Repayment of lease liabilities	(372)	(386)
Repayment of borrowings	(69)	(1,151)

Cash flow from financing activities	106,154	31,175

Exchange-rate related changes of cash and cash equivalents	6,223	(2,250)
Net changes to cash and cash equivalents	45,665	(3,328)
Cash and cash equivalents at the beginning of the period	146,854	95,234

Cash and cash equivalents at the end of the period	198,742	89,656

Affimed N.V.

Unaudited interim consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667

Issue of common shares	121	32,502			32,623
Equity-settled share based payment awards		2,348			2,348
Loss for the period				(26,493)	(26,493)
Other comprehensive income			(129)		(129)

Balance as of September 30, 2020	883	305,301	1,833	(261,001)	47,016

Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,993

Issue of common shares	205	94,138			94,343
Exercise of share based payment awards	10	2,667			2,677
Equity-settled share based payment awards		8,117			8,117
Loss for the period				(34,435)	(34,435)
Other comprehensive loss			(8,838)		(8,838)

Balance as of September 30, 2021	1,198	450,086	(7,118)	(310,309)	133,857